
SEC MAIL
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APR 2 6 2005
WASH, D.C.
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SECTION


05040153

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COAST ASSET SECURITIES, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Colorado Avenue, Suite 100 East Tower
(No. and Street)

Santa Monica, (City) CA (State) 90404 (Zip Code)

PROCESSED
MAY 0 5 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Guimera **(310) 576-3542**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF CALIFORNIA } SS.
COUNTY OF LOS ANGELES }

OATH ~~OR AFFIRMATION~~

I, Christopher D. Petitt, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Coast Asset Securities, LLC, as of December 31, 2004, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Before me on this 19th day of April 2005
Personally known to me to be the person who appeared before me.
JLM 04-19-2005


JANET LYNN MAJICK
Commission # 1468738
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2008

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule II

Coast Asset Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2004

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3(k) (2)(B).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3(k) (2)(B).



April 13, 2005

Mr. Christopher D. Petitt
President
Coast Asset Securities, LLC
2450 Colorado Ave., Suite 100 East Tower
Santa Monica, CA 90404

RE: 2004 Audited Financial Statements

Dear Mr. Petitt:

This acknowledges receipt of your 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. The Facing Page should include the name of the broker/dealer; and
B. On page 10, the actual exemption provision claimed (i.e. (k)(2)(i), (k)(2)(ii), etc.) under the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 should be clearly stated.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Susan L. Leong, Compliance Specialist, at (213) 613-2628.

Sincerely,



Lusana Gee
Supervisor

Enclosure